UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

AnaptysBio, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

032724106

(CUSIP Number)

James J. Frolik, Esq.

Anthony J. Caldwell, Esq.
Shartsis Friese LLP
One Maritime Plaza, 18th Floor
San Francisco, CA 94111

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 4, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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CUSIP No. 032724106

1.	Names of Reporting Persons. EcoR1 Capital, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) X (b) ______

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 7,520,424
9. Sole Dispositive Power 0
10. Shared Dispositive Power 7,520,424

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,520,424

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ______

13.	Percent of Class Represented by Amount in Row (11) 27.5%

14.	Type of Reporting Person (See Instructions) IA, OO

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CUSIP No. 032724106

1.	Names of Reporting Persons. Oleg Nodelman

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) X (b) ______

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 7,520,424
9. Sole Dispositive Power 0
10. Shared Dispositive Power 7,520,424

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,520,424

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ______

13.	Percent of Class Represented by Amount in Row (11) 27.5%

14.	Type of Reporting Person (See Instructions) IN, HC

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CUSIP No. 032724106

1.	Names of Reporting Persons. EcoR1 Capital Fund Qualified, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ______ (b) ______

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 6,374,066
9. Sole Dispositive Power 0
10. Shared Dispositive Power 6,374,066

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,374,066

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ______

13.	Percent of Class Represented by Amount in Row (11) 23.3%

14.	Type of Reporting Person (See Instructions) PN

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CUSIP No. 032724106

Item 1.	Security and Issuer

This statement relates to shares of Common Stock, $0.001 par value (the “Stock”), of AnaptysBio, Inc. (the “Issuer”). The principal executive office of the Issuer is located at 10770 Wateridge Circle, Suite 210, San Diego, CA 92121.

Item 2. Identity and Background

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a)	EcoR1 Capital Fund Qualified, L.P. (“Qualified Fund”); EcoR1 Capital, LLC (“EcoR1”) and Oleg Nodelman (“Nodelman”) (collectively, the “Filers”).

Qualified Fund is filing this statement jointly with the other Filers, but not as a member of a group and it expressly disclaims membership in a group. In addition, filing this Schedule 13D on behalf of Qualified Fund should not be construed as an admission that it is, and it disclaims that it is, a beneficial owner, as defined in Rule 13d-3 under the Act, of any of the Stock covered by this Schedule 13D.

Each Filer also disclaims beneficial ownership of the Stock except to the extent of that person’s pecuniary interest therein.

(b)	The business address of the Filers is 357 Tehama Street #3, San Francisco, CA 94103

(c)	Present principal occupation or employment of the Filers and the name, principal business and address of any corporation or other organization in which such employment is conducted:
EcoR1 is an investment adviser to investment funds, including Qualified Fund (collectively, the “Funds”). Mr. Nodelman is the manager and control person of EcoR1.

(d)	During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)	During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	For citizenship of the Filers, see Item 6 of each Filer’s cover page.

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CUSIP No. 032724106
Item 3.	Source and Amount of Funds or Other Consideration

The source and amount of funds used in purchasing the Stock were as follows:

Purchaser	Source of Funds	Amount

the Funds	Working Capital	$124,983,830.61[1]

1 Includes $106,135,894.61 paid by Qualified Fund.

Item 4.	Purpose of Transaction

The Filers acquired the Stock for investment purposes based on their belief that the Stock, when purchased, was undervalued and represented an attractive investment opportunity.  On April 8, 2021, the Issuer’s Board of Directors appointed Mr. Nodelman to serve as a director of the Issuer. Going forward, the Filers will routinely monitor the Issuer regarding a wide variety of factors that affect their investment considerations, including, current and anticipated future trading prices of the Stock and other securities, the Issuer’s operations, assets, prospects, financial position, and business development, Issuer’s management, Issuer-related competitive and strategic matters, general economic, financial market and industry conditions, and other investment considerations. Depending on their evaluation of various factors, the Filers may take such actions regarding their holdings of the Issuer’s securities as they deem appropriate in light of circumstances existing from time to time. Such actions may include purchasing additional Stock in the open market, through privately negotiated transactions with third parties or otherwise, and selling at any time, in the open market, through privately negotiated transactions with third parties or otherwise, all or part of the Stock that they now own or hereafter acquire. The Filers also may from time to time enter into or unwind hedging or other derivative transactions with respect to the Stock or pledge their interests in the Stock to obtain liquidity. In addition, from time to time the Filers and their representatives and advisers may communicate with other stockholders, industry participants and other interested parties about the Issuer.

The Filers have no present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, the Filers may recommend action to the Issuer’s management, board of directors and stockholders. Any such actions could involve one or more of the events referred to in clauses (a) through (j) of Item 4 of Schedule 13D, including, potentially, one or more mergers, consolidations, sales or acquisitions of assets, changes in control, issuances, purchases, dispositions or pledges of securities or other changes in capitalization.

Item 5.	Interest in Securities of the Issuer

The beneficial ownership of the Stock by each Filer on the date hereof is reflected on that Filer’s cover page. The Filers engaged in the following transactions in the Issuer’s Stock in the 60 days preceding the date of this Schedule 13D:

Name	Purchase or Sale	Date	Manner Effected	Number of Shares	Price Per Share
Qualified Fund	Purchase	4/23/2021	Public Market	99,600	$23.537
Qualified Fund	Purchase	4/26/2021	Public Market	13,900	$23.8028
Qualified Fund	Purchase	4/27/2021	Public Market	33,800	$23.8192
Qualified Fund	Purchase	4/30/2021	Public Market	35,700	$23.1601
Qualified Fund	Purchase	5/3/2021	Public Market	20,800	$23.3112
Qualified Fund	Purchase	5/4/2021	Public Market	165,000	$23.247

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CUSIP No. 032724106

Item 6.	Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

EcoR1 is the investment adviser to its clients pursuant to investment management agreements or limited partnership agreements providing to EcoR1 the authority, among other things, to invest the funds of such clients in Stock, to vote and dispose of Stock and to file this statement on behalf of such clients. Pursuant to such limited partnership agreements, EcoR1 is entitled to allocations based on assets under management and realized and unrealized gains. Pursuant to such investment management agreements, EcoR1 is entitled to fees based on assets under management and realized and unrealized gains.

Item 7.	Material to Be Filed as Exhibits

Exhibit A Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 11, 2021

EcoR1 CAPITAL, LLC By: /s/ Oleg Nodelman Manager	EcoR1 CAPITAL FUND QUALIFIED, L.P. By: EcoR1 Capital, LLC, General Partner By: /s/ Oleg Nodelman Manager
/s/ Oleg Nodelman

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CUSIP No. 032724106

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the “SEC”) any and all statements on Schedule 13D, Schedule 13G or forms 3, 4 or 5 (and any amendments or supplements thereto) required under section 13(d) or 16(a) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the securities of any issuer. For that purpose, the undersigned hereby constitute and appoint EcoR1 Capital, LLC, a Delaware limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Act, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated: May 11, 2021

EcoR1 CAPITAL, LLC By: /s/ Oleg Nodelman Manager	EcoR1 CAPITAL FUND QUALIFIED, L.P. By: EcoR1 Capital, LLC, General Partner By: /s/ Oleg Nodelman Manager
/s/ Oleg Nodelman